Exhibit 99.2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR the nominees and FOR Proposals 2, 3, 4, 5 and 6.

		FOR	AGAINST	ABSTAIN
1.	IT IS RESOLVED, AS AN ORDINARY RESOLUTION that the following nominees be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2027 or until their successors are duly elected and qualified.
	Hue Kwok Chiu	☐	☐	☐
	Lo Tai On	☐	☐	☐
	Hung Kam Wing, Timmy	☐	☐	☐
	Ng Man Li	☐	☐	☐
	Chung Wai Man	☐	☐	☐

2.	IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the appointment of Privatco CPA Limited to serve as the independent registered accountant of the Company for the fiscal year ending December 31, 2026 be ratified, confirmed and approved in all respects.	☐	☐	☐

3.	IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT:	☐	☐	☐

(i) the re-designation and re-classification of all of the 156,000,000,000 shares of a par value HK$0.0001 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 155,900,000,000] class A ordinary shares of a par value HK$0.0001 each (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares of a par value HK$0.0001 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re-designated and re-classified into HK$15,600,000.00 divided into 155,900,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 100,000,000 Class B Ordinary Shares, each entitled to fifty (50) votes (the “Share Re-Designation”);

(ii) upon the Share Re-Designation becoming effective, (i) 20,000,000 Existing Shares held by ASL Ventures Limited will be re-designated and re-classified into 20,000,000 Class B Ordinary Shares with 50 votes per Class B Ordinary Share held by ASL Ventures Limited and (ii) the remaining issued Existing Shares will be re-designated and re-classified into Class A Ordinary Shares with 1 vote per Class A Ordinary Share, on a one for one basis;

(iii) any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Share Re-Designation, including without limitation, updating the register of members of the Company, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

4.	IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT, upon the Share Re-Designation becoming effective,	☐	☐	☐

(i) the proposed amendments to the existing amended and restated memorandum and articles of association of the Company (the “Proposed Amendments”) to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares be and are hereby approved;

(ii) the new amended and restated memorandum and articles of association of the Company (incorporating the Proposed Amendments) (the “New Memorandum and Articles of Association”), a copy of which has been produced to this meeting and marked “Appendix A”, be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and

(iii) any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the adoption of the New Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

5.	IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT:	☐	☐	☐

(i) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-five (5) and not more than one (1)-for-one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within three years after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved;

(ii) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and

(iii) the Board be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

6.	IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company adjourn the Annual General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Annual General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)

SMART LOGISTICS GLOBAL LIMITED

Annual General Meeting of Shareholders

July 10, 2026

10:00 A.M., Hong Kong Time

(10:00 P.M., Eastern Time, on July 9, 2026)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF SMART LOGISTICS GLOBAL LIMITED

The undersigned shareholder(s) of Smart Logistics Global Limited (the “Company”), hereby appoint(s) Hue Kwok Chiu or Lo Tai On as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of shareholders of the Company to be held on July 10, 2026, at 10:00 A.M., Hong Kong Time (10:00 P.M., Eastern Time, on July 9, 2026), at UNIT NO. 805, 8TH FLOOR, CAPITAL CENTRE, 151 GLOUCESTER ROAD, WANCHAI, HONG KONG, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” ALL OF THE PROPOSALS.

Continued and to be signed on reverse side

SMART LOGISTICS GLOBAL LIMITED

VOTE BY INTERNET

www.transhare.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. on July 9, 2026, Hong Kong Time (11:59 A.M., Eastern Time, on July 9, 2026). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

VOTE BY EMAIL:

Please email your signed proxy card to Transhare Corporation at Proxy@Transhare.com.

VOTE BY FAX

Please fax your signed proxy card to +1 (727) 269 5616.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764